UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 000-30503


 (Check one): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X]  Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:     March 31, 2010

              [ ] Transition Report on Form 10-K

              [ ] Transition Report on Form 20-F

              [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AVSTAR AVIATION GROUP, INC.
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Full Name of Registrant
Pangea Petroleum Corp.
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Former Name if Applicable

3600 GESSNER, SUITE 220
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Address of Principal Executive Office (Street and Number)

HOUSTON, TEXAS  77063
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reason described in reasonable detail in Part III of
         |     this form could not be eliminated without unreasonable effort or
         |     expense
         |
         | (b) The subject annual report, semi-annual report, transition report
         |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
         |     portion thereof, will be filed on or before the fifteenth
   [X]   |     calendar day following the prescribed due date; or the subject
         |     quarterly report or transition report on Form 10-Q or subject
         |     distribution report on Form 10-D, or portion thereof, will be
         |     filed on or before the fifth calendar day following the
         |     prescribed due date; and
         |
         | (c) The accountant's statement or other exhibit required by Rule
         |     12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2010 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                RUSSELL IVY                      281          710-7103
--------------------------------------          ------         ---------
                   (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                Yes [ ]   No [X]

Earlier in 2010, Registrant issued 15 million shares of Registrant's common stock to Registrant's Chief Executive Officer in connection with the re-negotiation of this officer's verbal employment agreement (including a salary reduction) and the memorialization of this agreement in writing. Moreover, earlier in 2010, Registrant issued an aggregate of 21 million shares of Registrant's common stock to three persons holding interests in a convertible promissory note in exchange for an aggregate of $52,500 of the indebtedness represented by this note. The aggregate number of shares issued and the identity of some of the recipients of these shares required the filing of a Current Report on Form 8-K reporting the issuances under Items 3.02 and 5.02. Registrant is currently in the process of preparing this Current Report and plans on filing the same to cure this deficiency.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [X]   No [ ]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects that revenues for the first quarter 2010 will decline to about $100,000 compared to revenue of $175,394 for the first quarter 2009 as a result of a decrease in the volume in services provided, as the local economy in California in which Registrant's operations are provided seemed to deteriorate further. At this time, Registrant is trying to compute final figures as to costs and expenses for the first quarter 2010. Because of the unavailability of these final figures, Registrant is not in a position to estimate its profits or losses for the first quarter of 2010 although Registrant believes that its loss for the first quarter 2010 will increase significantly compared to its loss of $62,620 for the first quarter 2009, due to a large increase in stock-based compensation.

                          AVSTAR AVIATION GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17 , 2010          By:  /s/ Russell Ivy
                                       ---------------------------------------
                                       President & CEO
                                       (Principal Executive Officer)
                                       (Principal Financial and Accounting
                                       Officer)


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)